December 20, 2019

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Target Date Retirement Series (the “Registrant” or the “Series”)

     File Nos. 333-138648

Dear Ms. Vroman-Lee:

This letter is in response to the oral comments you provided on December 3, 2019 to the Registrant’s Post-Effective Amendment No. 33 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 35 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Registrant registered the American Funds 2065 Target Date Retirement Fund (the “2065 Fund”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on January 1, 2020 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to the 2065 Fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

  In the section captioned “Fees and expenses of the fund,” please update the “Shareholder fees” table and the “Annual fund operating expenses” table.

Response: The updated “Shareholder fees” table and “Annual fund operating expenses” table for the 2065 Fund are included as Exhibit A to this response letter. We note supplementally that any expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in the fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

  In the “Annual fund operating expenses” table, please confirm whether the “Acquired (underlying) fund fees and expenses” are estimated, and if so, add a footnote to that effect.

Response: We confirm that the “Acquired (underlying) fund fees and expenses” set forth in the “Annual fund operating expenses” table are not estimated. However, because “Other expenses” for the underlying funds in which the 2065 Fund will invest are restated for the current fiscal year, we have added a footnote indicating that the “Acquired (underlying) fund fees and expenses” are “[r]estated to reflect current fees.”

  Please confirm whether the “Annual fund operating expenses” table will include expense reimbursement as indicated in the example provided.

Response: We confirm that the “Annual fund operating expenses” table will include an “Expense reimbursement” line item as indicated in the example. Please see Exhibit A attached hereto.

  Please identify under “Principal investment strategies” the underlying funds in which the 2065 Fund invests and the target allocations as to each underlying fund. Alternatively, provide a glide path for the 2065 Fund that reflects its target allocations.

Response: Please see below for the glide path for the 2065 Fund. Note that this glide path will be included in the 2065 Fund’s prospectus.

  In the section captioned “Principal risks,” please confirm whether the risks disclosed (including, for example, the risk factor captioned “Investing in mortgage-related and other asset-backed securities”) are, in fact, principal risks associated with investing in the 2065 Fund. If any of the disclosed risks are not principal risks associated with investing in such fund, please update the fund’s disclosure accordingly. Relatedly, certain principal risks identified in the section captioned “Principal risks” were not identified as principal investment strategies of the fund (see, e.g., the risk factors captioned “Investing in small companies” and “Investing in emerging markets”). Please reconcile the principal risks disclosed in the section captioned “Principal risks” with the principal investment strategies disclosed in the section captioned “Principal investment strategies.”

Response: We have updated the principal risk disclosures to address this comment. Specifically, in response to this comment, we have deleted the risk factors captioned “Investing in lower rated debt instruments,” “Investing in mortgage-related and other asset-backed securities,” “Investing in future delivery contracts,” “Investing in derivatives,” “Liquidity risk,” “Investing in small companies” and “Investing in emerging markets” from the “Principal risks” section of the

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prospectus. We have also added a risk factor captioned “Interest rate risk” to the “Principal risks” section. With these changes, we believe the risks disclosed are principal risks associated with investing in the 2065 Fund and that the disclosure regarding the fund’s principal investment strategies is appropriately aligned with the fund’s principal risks set forth in the “Principal risks” section.

  In the section captioned “Principal investment strategies,” please include disclosure as to how the target allocations will change over the life of the fund.

Response: The glide path for the 2065 Fund included in our response to Comment No. 4 above reflects how the target allocations will change over the life of the fund.

  Please confirm that the 2065 Fund’s derivatives disclosure is consistent with the Staff’s guidance as articulated in the July 30, 2010 letter from Barry D. Miller, Associate Director in the Office of Legal and Disclosure at the SEC, to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response: The Series’ statutory prospectus includes the risk factor captioned “Investing in derivatives” as a risk associated with investing in certain of the underlying funds. The statutory prospectus also includes the risk factors captioned “Investing in swaps” and “Investing in futures contracts” as additional non-principal risks associated with investing in certain of the underlying funds. We believe the 2065 Fund’s derivatives disclosure, as described, is consistent with the substantive guidance set forth in the ICI Derivatives Letter.

  Please supplementally identify the broad-based securities market index that the 2065 Fund intends to use once the fund has annual returns for at least one calendar year.

Response: Once the 2065 Fund has annual returns for at least one calendar year and begins to disclose investment results, the fund expects to disclose the returns of the S&P Target Date Through 2060+ Index as its comparative broad-based securities market index.

  In the section captioned “Management,” please revise the disclosure to indicate which of the investment professionals listed are primarily responsible for the day-to-day management of the 2065 Fund’s portfolio as required by Item 5 of Form N-1A. To the extent the listed investment professionals are jointly and primarily responsible for the day-to-day management of the 2065 Fund, revise the disclosure accordingly.

Response: We confirm that the portfolio managers listed in the section captioned “Management” are jointly and primarily responsible for the day-to-day management of the 2065 Fund’s portfolio. We have updated the disclosure to address this comment, as follows:

The investment adviser’s Target Date Solutions Committee develops the allocation approach and selects the underlying funds in which the fund invests. The members of the Target Date Solutions Committee, who are jointly and primarily responsible for the portfolio management of the fund, are: [. . .]

Statutory Prospectus

  In the section captioned “Investment objectives, strategies and risks,” please tailor the disclosures to the 2065 Fund. For example, in the first paragraph of this section, consider replacing the reference to the 2055 Fund with a reference to the 2065 Fund.

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Response: The Registrant is a series, which, together with the 2065 Fund, comprises 12 individual series funds. Accordingly, the Registration Statement – and the statutory prospectus and statement of additional information, in particular – is intended to cover all 12 series funds. Therefore, the section captioned “Investment objectives, strategies and risks” relates not only to the 2065 Fund but to the other funds in the Series as well, and the disclosures therein do not necessarily all apply to the 2065 Fund. While we believe the reference to the 2055 Fund is not out of place for the foregoing reason, we have updated the disclosure in response to this comment to refer to the 2065 Fund rather than the 2055 Fund.

  Form N-1A requires that the strategy disclosure required by Item 4 constitute a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9. We note that the principal strategy disclosure included in the 2065 Fund’s summary prospectus is nearly identical to the strategy disclosure in the Fund’s statutory prospectus. Please revise the Fund’s strategy disclosure in accordance with the requirements of Form N-1A, Item 9 and IM Guidance Update No. 2014-08.

Response: We believe the disclosure in the section captioned “Principal investment strategies” in the 2065 Fund’s summary prospectus (i.e., Item 4) is already responsive to the requirement of Form N-1A that it summarize the disclosure set forth in the section captioned “Investment objectives, strategies and risks” of the statutory prospectus (i.e., Item 9). Among other things, the disclosure in Item 9 includes additional details regarding investing in cash and cash equivalents as well as money market or similar funds. Nevertheless, we have updated the disclosure in Item 9 to address this comment, adding, among other things, the following additional disclosure under the section captioned “Investment objectives, strategies and risks”:

Through the underlying funds in which it invests, the fund will, over time, have significant exposure to a range of different security types, including growth-oriented and dividend-paying common stocks and a variety of fixed income investments. Through its underlying fund investments, the fund will typically have exposure to issuers domiciled outside the United States, including issuers domiciled in emerging markets. The fund will also have exposure to issuers with a broad range of market capitalizations, including smaller capitalization issuers.

In terms of fixed income exposure, the underlying funds in which the fund invests may hold debt securities with a wide range of qualities and maturities. Through these underlying funds, the fund may have significant exposure to bonds rated BB+ or below and Ba1 or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser, or unrated but determined by the fund’s investment adviser to be of equivalent quality. Such securities are sometimes referred to as “junk bonds.” Certain of the underlying funds may also hold securities issued and guaranteed by the U.S. government, securities issued by federal agencies and instrumentalities and securities backed by mortgages or other assets. Those underlying funds may also invest in the debt securities of governments, agencies, corporations and other entities domiciled outside the United States.

  In the section captioned “Investment objectives, strategies and risks,” please consider expanding the risk factor captioned “Market conditions” relating to the underlying funds’ investment strategies to address the risks associated with investing in any one market (e.g., the risk of Brexit impacts associated with investing in the United Kingdom).

Response: The 2065 Fund and the underlying funds in which it invests are actively managed and rely on the professional judgement of their investment adviser to make decisions about their respective portfolio investments. It is not an investment strategy of the 2065 Fund or any of its underlying funds to invest in securities of issuers in any particular market. Accordingly,

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we respectfully decline to expand the risk disclosure captioned “Market conditions” at this time. However, we note supplementally that, because the investment portfolios of the underlying funds in which the 2065 Fund invests are actively managed, and because, from time to time, any one of those underlying funds may have significant exposure to a particular country, region, industry or sector, the prospectus for the 2065 Fund includes disclosure regarding the risk of such exposure.

  Please tailor the disclosures in the section captioned “Fund comparative indexes” to the index the 2065 Fund intends to use as its broad based index.

Response: As noted in our response to Comment No. 10 above, the disclosures in the statutory prospectus relate to all funds in the series, and not just the 2065 Fund. As such, the disclosures in the section captioned “Fund comparative indexes” describe the broad based indexes that will be used by the funds in the series generally.

  In the section captioned “Information regarding the underlying funds,” please confirm whether the 2065 Fund will invest in all of the underlying funds at inception and revise the disclosures as appropriate.

Response: As noted in our response to Comment No. 10 above, the disclosure included in the Series’ statutory prospectus is necessarily broad and the disclosure in the section captioned “Information regarding the underlying funds” is intended to discuss the underlying funds in which any of the 12 series funds may invest. The 2065 Fund will not necessarily invest in all of the underlying funds at inception, nor will it necessarily invest in each of the underlying funds over time. To that end, we have stated in the narrative lead-into this disclosure that “[e]ach fund will invest in some, but not all, of the underlying funds listed below” and “[s]ome underlying funds may not be underlying investments for any fund, while others may serve as underlying investments for multiple funds.”

  In the section captioned “Sales charges,” please explain how “substantial business relationship” is defined.

Response: Because business relationships with third-party vendors and other service providers fluctuate over time, no one factor is determinative when considering which third-parties have business relationships at a level significant enough to receive the option to purchase Class A shares at net asset value. However, we believe that the term “substantial” accurately conveys the required threshold, particularly in conjunction with the later disclosure in this section that states: “Shares are offered at net asset value to these persons and organizations due to anticipated economies in sales effort and expense.” Further, because the practice of granting this right is discretionary in nature to accommodate fluctuating relationships with third parties over time, we do not believe disclosing a rigid definition of “substantial business relationship” is advisable at this time.

  In the section captioned “Sales charges,” please specify the banks that have sales agreements with American Funds Distributors.

Response: We note that specifying the specific banks with such agreements would be unwieldy and impractical. At any one time there are hundreds of banks that have sales agreements in place with American Funds Distributors. We maintain an internal list of banks and monitor and revise the list consistent with our internal policies and procedures. Accordingly, we respectfully decline to revise the disclosure as proposed.

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Statement of Additional Information

  Please update placeholders for missing information in the Statement of Additional Information.

Response: All placeholders in the Statement of Additional Information have been updated in the Amendment.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel

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Exhibit A